UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                          TERRA NOSTRA RESOURCES CORP.
             -------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                   88101C 10 6
             -------------------------------------------------------
                                 (CUSIP Number)


                                October 24, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [ X ]   Rule 13d-1(b)
           [   ]   Rule 13d-1(c)
           [   ]   Rule 13d-1(d)

CUSIP NO. 88101C 10 6                                          Page 2 of 9 Pages
-----  -------------------------------------------------------------------------
1.     NAMES OF REPORTING PERSONS
       IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Cheyne Capital Management (UK) LLP
-----  -------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [   ]
                                                                    (b)  [ X ]
-----  -------------------------------------------------------------------------
3.     SEC USE ONLY

-----  -------------------------------------------------------------------------
4.     CITIZENSHIP OR PLACE OF ORGANIZATION

            England & Wales
--------------------------------------------------------------------------------
                5.   SOLE VOTING POWER
                        2,985,714 common stock
NUMBER OF               (Includes warrants to purchase 2,285,714 shares of
SHARES                  common stock)
BENEFICIALLY  ------------------------------------------------------------------
OWNED BY        6.   SHARED VOTING POWER
EACH                    0
REPORTING     ------------------------------------------------------------------
PERSON WITH     7.   SOLE DISPOSITIVE POWER
                        2,985,714 common stock
                        (Includes warrants to purchase 2,285,714 shares of
                        common stock)
              ------------------------------------------------------------------
                8.   SHARED DISPOSITIVE POWER
                        0

-----  -------------------------------------------------------------------------
9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,985,714 common stock
            (Includes warrants to purchase 2,285,714 shares of common stock)

-----  -------------------------------------------------------------------------
10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [  ]


-----  -------------------------------------------------------------------------
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            5.06%
-----  -------------------------------------------------------------------------
12.    TYPE OF REPORTING PERSON
            IA

-----  -------------------------------------------------------------------------

CUSIP NO. 88101C 10 6                                          Page 3 of 9 Pages
-----  -------------------------------------------------------------------------
1.     NAMES OF REPORTING PERSONS
       IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Cheyne General Partner Inc.
-----  -------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [   ]
                                                                    (b)  [ X ]
-----  -------------------------------------------------------------------------
3.     SEC USE ONLY

-----  -------------------------------------------------------------------------
4.     CITIZENSHIP OR PLACE OF ORGANIZATION

            England & Wales
--------------------------------------------------------------------------------
                5.   SOLE VOTING POWER
                        0
NUMBER OF     ------------------------------------------------------------------
SHARES          6.   SHARED VOTING POWER
BENEFICIALLY            2,985,714 common stock
OWNED BY                (Includes warrants to purchase 2,285,714 shares of
EACH                    common stock)
REPORTING     ------------------------------------------------------------------
PERSON WITH     7.   SOLE DISPOSITIVE POWER
                        0
              ------------------------------------------------------------------
                8.   SHARED DISPOSITIVE POWER
                        2,985,714 common stock
                        (Includes warrants to purchase 2,285,714 shares of
                        common stock)
-----  -------------------------------------------------------------------------
9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,985,714 common stock
            (Includes warrants to purchase 2,285,714 shares of common stock)
-----  -------------------------------------------------------------------------
10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [  ]


-----  -------------------------------------------------------------------------
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            5.06%
-----  -------------------------------------------------------------------------
12.    TYPE OF REPORTING PERSON
            CO

-----  -------------------------------------------------------------------------

                                                               Page 4 of 9 Pages


Item 1.         (a) Name of Issuer:

                        Terra Nostra Resources Corp.

                (b) Address of Issuer's Principal Executive Offices:

                        790 E. Colorado Blvd., 9th Floor,
                        Pasadena, CA 91101

Item 2.         (a) Name of Person Filing:

                        This Schedule 13G is being filed jointly by Cheyne Capital Management (UK) LLP and Cheyne General Partner Inc.

                (b) Address of Principal Business Office or, if none, Residence:

                        The address of Cheyne Capital Management (UK) LLP is Stornoway House, 13 Cleveland Row, London, SW1A 3DH, England.

                        The address of Cheyne General Partner Inc. is Walker House, Mary Street, PO Box 908GT,
                        Grand Cayman, Cayman Islands.

                (c) Citizenship:

                        Cheyne Capital Management (UK) LLP is a limited liability partnership incorporated under the laws of England and Wales.

                        Cheyne General Partner Inc. is a Cayman Islands corporation.

                (d) Title of Class of Securities:

                        Common Stock, $0.001 par value per share

                (e) CUSIP Number:

                        88101C 10 6

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)  [   ]  Broker or dealer registered under Section 15 of the Act.
            (b)  [   ]  Bank as defined in Section 3(a)(6) of the Act.
            (c)  [   ]  Insurance company as defined in Section 3(a)(19) of
                        the Act.
            (d)  [   ]  Investment company registered under Section 8 of the
                        Investment Company Act of 1940.
            (e)  [ X ]  An investment adviser in accordance with
                        ss.240.13d-1(b)(1)(ii)(E).*
                        * Cheyne Capital Management (UK) LLP only.
            (f)  [   ]  An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).
            (g)  [   ]  A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).


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                                                               Page 5 of 9 Pages


            (h)  [   ]  A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act.
            (i)  [   ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the
                        Investment Company Act of 1940.
            (j)  [   ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

            (a)  Amount Beneficially Owned: **

            (b)  Percent of Class: **

            (c)  Number of Shares as to which the person has:

                   (i)   sole power to vote or direct the vote:**
                   (ii)  shared power to vote or direct the vote:**
                   (iii) sole power to dispose or direct the disposition of:**
                   (iv)  shared power to dispose or direct the disposition of:**

            ** See Attachment A

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check
            the following [   ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

                Cheyne Global Emerging Markets L.P., a Cayman Islands limited partnership.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                Not applicable.

Item 8.     Identification and Classification of Members of the Group.

                Not applicable.

Item 9.     Notice of Dissolution of Group.

                Not applicable.

                                                               Page 6 of 9 Pages


Item 10.    Certification.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 7 of 9 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      Date:  December 12, 2007



                                      CHEYNE CAPITAL MANAGEMENT (UK) LLP


                                      By  /s/ Simon James
                                          ------------------------------
                                          Name:  Simon James
                                          Title: Chief Compliance Officer



                                      CHEYNE GENERAL PARTNER INC.


                                      By  /s/ Daniele Hendry
                                          ------------------------------
                                          Name:  Daniele Hendry
                                          Title: Director

                                                               Page 8 of 9 Pages


                            AGREEMENT OF JOINT FILING


           In accordance with Rule 13d-1(k) under the Act, the undersigned hereby agree to the joint filing with the other persons signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the Common Stock of Terra Nostra Resources Corp., and that this Agreement be included as an attachment to such filing.

           This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

           IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on this 12 day of December, 2007.


                                      CHEYNE CAPITAL MANAGEMENT (UK) LLP


                                      By  /s/ Simon James
                                          ------------------------------
                                          Name:  Simon James
                                          Title: Chief Compliance Officer



                                      CHEYNE GENERAL PARTNER INC.


                                      By  /s/ Daniele Hendry
                                          ------------------------------
                                          Name:  Daniele Hendry
                                          Title: Director

                                                               Page 9 of 9 Pages


                                  ATTACHMENT A


           1. Beneficial Ownership (Item 4(a) and (b) of Schedule 13G)

           As of October 24, 2007, Cheyne Capital Management (UK) LLP ("CCMUK"), as the investment manager of Cheyne Global Emerging Markets L.P. ("CLP"), may be deemed to have sole power to vote or to direct the voting of and to dispose or to direct the disposition of 2,985,714 shares of common stock (including warrants to purchase 2,285,714 shares of common stock) of Terra Nostra Corp. (the "Common Stock"). Accordingly, CCMUK may be deemed to be the beneficial owner of the 2,985,714 shares of Common Stock, which, based on there being 59,055,332 shares of Common Stock outstanding as of October 22, 2007 as reported in the Form 10-QSB of Terra Nostra Resources Corp. for the period ending October 22, 2007 (the "Form 10-QSB"), represents approximately 5.06 % of the outstanding Common Stock.

           As of October 24, 2007, Cheyne General Partner, Inc. ("CGP"), as the general partner of CLP, may be deemed to have shared power to vote or to direct the voting of and to dispose or to direct the disposition of 2,985,714 shares of Common Stock. Accordingly, CGP may be deemed to be the beneficial owner of the 2,985,714 shares of Common Stock, which, based on there being 59,055,332 shares of Common Stock outstanding as of October 22, 2007 as reported in the Form 10-QSB, represents approximately 5.06% of the outstanding Common Stock.

           As of October 24, 2007, CLP was the direct beneficial owner of 2,985,714 shares of Common Stock, which, based on there being 59,055,332 shares of Common Stock outstanding as of October 22, 2007 as reported in the Form 10-QSB, represents approximately 5.06% of the outstanding Common Stock.

           Each of CCMUK and CGP disclaim beneficial ownership of the 2,985,714 shares of the Common Stock, except to the extent of any pecuniary interest therefrom.

           2. Power to Vote and Dispose (Item 4(c) of Schedule 13G)

           As of October 24, 2007, CCMUK may be deemed to have sole power to vote or to direct the voting of and to dispose or to direct the disposition of the 2,985,714 shares of the Common Stock.

           As of October 24, 2007, CGP may be deemed to have shared power to vote or to direct the voting of and to dispose or to direct the disposition of the 2,985,714 shares of the Common Stock.

           Each of CCMUK and CGP disclaim beneficial ownership of the 2,985,714 shares of the Common Stock, except to the extent of any pecuniary interest therefrom.